June 27, 2022

VIA EDGAR

Melissa Gilmore
Claire Erlanger
Office of Manufacturing
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:     Wolverine World Wide, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2022
Form 10-Q for the Quarter Ended April 2, 2022
File No. 001-06024

Dear Ms. Gilmore and Ms. Erlanger:

This is a response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated May 31, 2022, regarding the Form 10-K for the fiscal year ended January 1, 2022 filed by Wolverine World Wide, Inc. (the “Company”), on February 24, 2022 (the “Form 10-K”) and the Form 10-Q for the quarter ended April 2, 2022 filed on May 12, 2022 (the "Form 10-Q"). Each of the Staff's comments are set forth below, followed by the Company's corresponding response.

Form 10-K for the Fiscal Year Ended January 1, 2022
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
2021 Financial Overview, page 25

1.We note the disclosure of your growth in eCommerce and direct-to-consumer revenue from period to period on a percentage basis.  We also note these growth percentages in your earnings release presentations as well as related investor presentations.  Please tell us your consideration of disclosing the dollar amounts of related revenue for each of these revenue streams in your earnings presentations and annual and periodic filings as it appears such information would be meaningful to investors.  Refer to Item 303 of Regulation S-K.  Additionally, please clarify the nature of any differences between revenue categorized as "direct-to-consumer revenue," "consumer-direct revenue" and "eCommerce revenue" as all three of these labels appear in your filings.

Response:

The terms “consumer-direct revenue” and “direct-to-consumer revenue” both refer to revenue from the Company’s owned eCommerce sites and owned retail stores. The term “eCommerce revenue” refers to revenue from the Company’s owned eCommerce sites, which is a component of direct-to-consumer revenue. In response to the Staff’s
WOLVERINE WORLD WIDE, Inc.
wolverineworldwide.com
9341 Courtland Drive NE Rockford MI 49351 T 616 866 5500

U.S. Securities and Exchange Commission
June 27, 2022

comment, in its future periodic reports, the Company will enhance its disclosures to clarify that direct-to-consumer revenue includes revenue from the Company’s owned eCommerce sites and owned retail stores.

In addition, in future periodic reports, the Company will disclose the dollar amounts of a change in direct-to-consumer or eCommerce revenue when a corresponding percentage is disclosed.

Notes to Consolidated Financial Statements
6. Revenue from Contracts with Customers, page 50
2.We note you disaggregate revenue by segment and by wholesale vs. consumer direct channels.  Please tell us what consideration you gave to further disaggregation by brand and further disclosure for your e-Commerce channels.  For example, in certain of your investor presentations and earnings releases, you present revenue by brand in percentages, and in dollars for the first fiscal quarter ended April 2, 2022, whereas only percentage change was provided previously.  You also present revenue growth percentages for DTC revenue and for eCommerce and Stores for each of your brands where applicable.  Refer to the guidance in ASC 606-10-50-5 and related implementation guidance in ASC 606-10-55-90 and 91.

Response:

In response to the Staff’s comment, the Company considered the guidance in ASC 606-10-50-5 and related implementation guidance in ASC 606-10-55-90 and 91 when determining the appropriate disaggregated categories of revenue to disclose. Specifically, the Company considered how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors within the Company’s segments. Following the implementation guidance in ASC 606-10-55-90, the Company considered (a) disclosures presented outside of the financial statements such as earnings releases and investor presentations, (b) information regularly reviewed by our Chief Operating Decision Maker (“CODM”) and (c) other information that is similar to the types of information identified in (a) and (b) and that is used by the Company or users of the Company’s financial statements to evaluate the Company’s financial performance or make resource allocation decisions. In determining the categories to use to disaggregate revenue, the Company considered the examples found in ASC 606-10-55-91: (a) the type of good or service (e.g., major product lines), (b) geographical region (e.g., country or region), (c) market or type of customer (e.g., government or non-government customers), (d) type of contract (e.g., fixed-price or time-and-materials), (e) contract duration (e.g., short- or long-term), (f) timing of transfer of goods or services (e.g., point-in-time or over time) and (g) sales channels (e.g., direct-to-customers or through intermediaries).

In reaching the decision to disclose disaggregated revenue by reportable segment and sales channel, which includes wholesale and direct-to-consumer revenue, the Company focused on the sales channel, type of contract and duration category examples from ASC 606-10-55-91. The other categories described in ASC 606-10-55-91 (e.g. type of good, geographic region, type of customer and timing of transfer of goods), do not differ when evaluated with respect to the Company’s revenue. The Company determined, consistent with ASC 606-10-50-5, that the wholesale and direct-to-consumer channels best present the characteristics of the Company’s revenue including the nature, amount and timing of the Company’s revenue.

Specifically related to the Staff’s comment regarding disaggregation of revenue by brand and eCommerce channels, the following summarizes the Company’s analysis of the aforementioned examples:

U.S. Securities and Exchange Commission
June 27, 2022

a) Type of good or service – Substantially all goods sold by the Company are footwear and apparel. Similar merchandise is offered across all brands and through all sales channels.
b) Geographic region – Revenue is generated internationally across all brands and through all sales channels.
c) Market or type of customer – All customers in the direct-to-consumer sales channel are individual consumers, and there is no differentiation of the market or type of customers across the Company’s brands.
d) Type of contract – All contracts with customers in the direct-to-consumer sales channel represent a single performance obligation and are governed by point of sale orders. There is no differentiation in type of contracts across the Company’s brands.
f) Timing of transfer of goods or service – The Company recognizes revenue at the point of sale when control of the ordered product is transferred to the customer, which is typically at a retail store or upon shipment to the customer for direct-to-consumer eCommerce orders. This is the same for all of the Company’s brands.
g) Sales channels – The Company manages direct-to-consumer sales as an omni-channel offering where the store and eCommerce sites complement each other to enhance our consumer experience.

Based on our evaluation of each of the categories above, there are no differences in revenue generated by the Company’s different brands (i.e., at the level below the Company’s operating segments) or through owned retail stores and owned eCommerce sites (i.e., at a level below direct-to-consumer) that would require additional disclosure. The supplemental brand level detail disclosed in the earnings release and investor presentation was included to provide further context regarding the Company’s financial performance for each operating segment. The Company believes the nature, amount, timing and uncertainty of revenue and cash flows are generally affected by the same economic factors across the Company’s operating segments and within each of its brands and including through wholesale and direct-to-consumer sales channels.

In certain instances, the Company may provide additional information regarding the performance of its direct-to-consumer sales channel including additional information regarding the components of this sales channel; owned retail stores and owned eCommerce. This information is meant to provide additional context to investors to better understand the Company’s financial performance during a given period. The components of direct-to-consumer revenue are not referenced or discussed consistently in the Company’s periodic or annual filings as they are often not significant to the Company’s consolidated or segment revenues on a quarterly or annual basis. The information is not regularly provided to our investors because revenue for each component of the direct-to-consumer sales channel is typically driven by the same economic factors.

The Company and its consumers have been impacted by the COVID-19 pandemic and its impact on the global economy. The impact includes a shift in revenue from the Company’s retail stores and its wholesale partners to the Company’s owned eCommerce channel. As a result, the Company included additional disclosures regarding eCommerce sales in order to provide additional transparency and incremental information regarding known trends in the marketplace for the relevant period. The Company believes that the additional disclosures regarding the increase in its eCommerce sales were meaningful to disclose to investors. The Company does not expect to provide the same disclosures on a recurring basis unless information regarding eCommerce sales and/or owned retail store sales is significant and relevant to explain segment performance or indicate a strategic shift in the way the Company assesses revenue performance. If such disclosure is significant and relevant to a given period, the Company believes it is important to give investors context as to the economic factors that affect its operating segment revenue. The Company

U.S. Securities and Exchange Commission
June 27, 2022

estimates that the unique facts and circumstances that have significantly changed revenue by channel will not regularly affect the manner in which the Company reviews performance for the direct-to-consumer channel in the long-term.

The Company continues to evaluate the impacts the COVID-19 pandemic has had, and continues to consider the impact the pandemic may have, on its future financial performance as there remains significant uncertainty, about the length and severity of the COVID-19 pandemic. The Company will include related disclosures in future filings on Form 10-Q and Form 10-K, as well as in its earnings releases, investor presentation and other materials as appropriate based on the Company’s evaluation.

18. Business Segments, page 66
3.We note your disclosure in Note 18 that your portfolio of brands is organized into two operating segments which you have determined to be reportable segments: Wolverine Michigan Group and Wolverine Boston Group.  Please tell us the title and describe the role of the CODM and each of the individuals who report to the CODM.  We note from your website that management includes Presidents of certain brands such as Saucony, Merrell, Sperry & Keds, Wolverine Boot Group, and Sweaty Betty, as well as a President of International and President of Global eCommerce.  Please explain to us the role of each of these Presidents and how they report to the CODM.  Additionally, please provide us the following information:
•Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;
•Tell us who is held accountable for Wolverine Michigan Group and Wolverine Boston Group and the title and role of the person this individual reports to in the organization;
•Describe the information regularly provided to the CODM and how frequently it is prepared;
•Describe the information regularly provided to the Board of Directors and how frequently it is prepared;
•Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget; and
•Describe the basis for determining the compensation for each of the individuals that report to the CODM.

Response:

The CODM as of fiscal year-end 2021 was the Company’s Chairman and Chief Executive Officer, Blake Krueger. Mr. Krueger had control over the Company’s key operating decisions, made final determinations concerning allocation of resources and assessment of company performance, and oversaw members of senior management responsible for executing daily operations.

Management Directly Reporting to CODM

The following is a list, including title and role of individuals reporting to Mr. Kreuger, the Company’s CODM, as of fiscal year-end 2021:

•Brendan Hoffman, President – oversaw, was responsible for the operating results of, and was the segment manager for both the Michigan Group and Boston Group. He also oversaw the Company’s International Group, eCommerce Group and Corporate Strategy.

U.S. Securities and Exchange Commission
June 27, 2022

◦The General Managers or Presidents of the brands within the Michigan and Boston Group, International, and Global eCommerce reported to Mr. Hoffman. The brand Presidents or General Managers were responsible for the specific brands’ product design, sales and marketing and demand planning. The Presidents of International and Global eCommerce are considered matrix functions supporting all brands’ sales and development, with incremental oversight over international and eCommerce operations.
•Jim Zwiers, Executive Vice President and President, Global Operations Group – responsible for Global Operations Group that includes oversight of the Company’s network of third-party manufacturers, logistics and distribution centers.
•Amy Klimek, Executive Vice President Human Resources – responsible for compensation, benefits, talent acquisition and management and employee relations.
•Mike Stornant, Executive Vice President, Chief Financial Officer and Treasurer – responsible for managing the Company’s finances, including legal compliance, financial planning and analysis, and management of financial risk and financial reporting.

Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings

The CODM generally met weekly with his direct reports, who are listed in the response above. Mr. Hoffman’s direct reports including Presidents and General Managers of the brands did not attend these regular weekly meetings. To prepare for and for discussion at these meetings, the CODM typically reviewed and discussed the Monthly Internal Financial Statements, which focus on the consolidated financial results of the Company. First, the CODM reviewed and discussed revenue, primarily at the consolidated level, discussing contributions or significant changes from operating segments or revenue channels as appropriate considering the monthly results. Then, the CODM generally reviewed each line item on a consolidated basis, except in the event of material deviations from the budget or from prior years. If there was a material deviation, the CODM assessed performance at the operating segment level to determine the key contributing factors causing the deviation to aid in the CODM’s discussions. While information by brand was found within the Monthly Internal Financial Statements, it was typically used to better understand the Michigan and Boston operating segment results, but the performance assessment focused on the overall consolidated results or results of the operating segments.

The Company acknowledges that the Monthly Internal Financial Statements received by the CODM included financial data for the underlying brands that comprise the Company's operating segments. However, the CODM generally did not use the brand information to allocate resources or evaluate performance. The Company's internal reporting practices are a result of its desire to have a single reporting package usable by both the CODM and operating segment manager, brand management and other financial statement recipients, and accordingly the internal reports are not produced exclusively for the CODM.

The Company's Chief Financial Officer, the CODM’s remaining direct reports and other managers, received the Monthly Internal Financial Statements and used them to manage the business and for governance purposes. Mr. Hoffman, the segment manager of the Boston and Michigan Groups, used the brand information included in these materials to assess and explain the performance of the operating segments and to make resource allocation decisions within the operating segments, while the CODM used the materials to evaluate performance and allocate resources at the consolidated and operating segment levels. Supporting the CODM’s approach to resource allocation at the segment level, each of the Boston and Michigan operating segments also shared unique resources within their respective segments including sourcing resources responsible for engaging and negotiating with our third party factories,

U.S. Securities and Exchange Commission
June 27, 2022

facilities supporting the Boston segment campus and Michigan segment campus, finance resources specific to each operating segment and information technology resources amongst other resources.

In addition, while each brand engaged in business activities that earned revenues and incurred expenses, not all expenses required to continue operations, such as eCommerce, supply chain (procurement, warehousing and distribution), information technology, sourcing and other shared service centers of excellence, were managed at the brand level. The Company’s brands did not operate on a standalone basis, but rather were supported by larger shared service organizations (such as supply chain, product sourcing, information technology and others). In limited instances, acquired brands may have operated on a standalone basis for a planned period subsequent to acquisition); however, the Company’s strategy and practice was to integrate acquired brands into its existing operations.

Additional activities that were generally performed, though not necessarily at each meeting:
•Discussed recent investor and shareholder outreach events and communication or feedback received, and the Company’s on-going investor relations efforts.
•Discussed strategic initiatives related to the Company’s growth priorities including direct-to-consumer, international and product innovation.
•Discussed employee relations and COVID-19 protocols to ensure the safety and wellbeing of the Company’s employees and customers.
•Discussed recent macro-economic trends and how that might impact the Company’s operations.
•Reviewed and discussed board agenda topics along with corporate priorities and other initiatives.

These weekly meetings were used to help guide and inform the CODM’s strategic resource allocation and discussions to inform and run the business.

Tell us who is held accountable for Wolverine Michigan Group and Wolverine Boston Group and the title and role of the person this individual reports to in the organization.

Brendan Hoffman, President, was responsible for, oversaw the operating results of, and was the segment manager for both the Michigan Group and Boston Group. As segment manager for each operating segment, Brendan Hoffman reported directly to Blake Krueger the CODM.

Describe the information regularly provided to the CODM and how frequently it is prepared

The following is a list of items regularly provided to the CODM, including a description of each item and how frequently the item was prepared.

•Monthly Internal Financial Statements – reporting package provided to the CODM on a periodic, quarter-to-date and year-to-date basis compared to the prior year, forecast (reflected the annual Plan including changes made each quarter as new information became available) and Plan (annual budget approved by the Board of Directors in January or February near the beginning of each fiscal year). The results included the consolidated income statement and segment results. The reporting package also included supplemental revenue channel and brand information to help further explain consolidated and segment income statement variances. The package also included a consolidated balance sheet, cash flow statement along with other consolidated performance metrics.
•Quarterly Board Mailer – report provided to the CODM on quarterly basis (see response to question below for detail included in Board Mailer)

U.S. Securities and Exchange Commission
June 27, 2022

•Weekly Orders and Backlog Summary – report showing the current backlog and order trends by operating segment and brand information
•A bi-weekly update of the current forecasted revenue by quarter compared to analyst consensus estimates

Describe the information regularly provided to the Board of Directors and how frequently it is prepared

On a quarterly basis, the Company provided the Board of Directors with a business update that included the following content:

•Macroeconomic news highlights and trends
•Retail and competitor news and trends
•U.S. footwear market update
◦Total market sales, category performance and market share
•Recent earnings reports from select peer companies
•Forecast review
◦Consolidated income statement and narrative calling out key items and forecasted cash flows
•Financial review
◦Consolidated income statement, balance sheets and cash flows with a variance analysis to prior year and narrative calling out key items
•A rotating business update on one or more of the Company’s operating segments and brands

Additionally, the Company’s 10-Q and earnings release was reviewed on a quarterly basis by the Audit Committee of the Board. All Directors were invited to, and typically all attended, all Board committee meetings. In addition, the Company’s Annual Report on Form 10-K was reviewed and signed by all Directors.

Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget

The CODM reviewed and approves the budget at a consolidated level. The budget was then presented to the Board of Directors at the consolidated level each year for approval. The process to prepare the budget included a detailed process built up to the operating segments and consolidated level. Generally, the CODM and CFO developed consolidated top down revenue and operating profit targets, which were provided to the CODM’s direct reports. The CODM’s direct reports were responsible for preparing their respective portion of the budget, which was then consolidated and reviewed by the CODM. If the budget did not meet the consolidated targets set by the CODM, he instructed his direct reports to make further revisions and improvements. The CODM typically provided feedback on the budget at the consolidated level or less frequently at the operating segment level but delegated authority to his direct reports to identify and determine budget improvements or other changes.

Describe the basis for determining the compensation for each of the individuals that report to the CODM

The Company’s compensation philosophy for the CODM’s direct reports was to provide each executive with a competitive compensation package that was heavily weighted towards performance-based compensation (represented by awards of performance units and an annual cash bonus opportunity), variable compensation (restricted stock units), and cash compensation, in order to encourage superior business and financial performance over the short and longer term. The performance units vested depending on the achievement of annual targets for consolidated earnings per share, a business value added (defined as Operating Profit tax effected and less a capital charge) metric and a potential adjustment for relative total shareholder return. The annual cash bonus for the direct reports to the CODM in fiscal

U.S. Securities and Exchange Commission
June 27, 2022

year 2021 was awarded depending on the achievement of annual company-wide targets for revenue and pretax earnings. The annual targets were approved by the Compensation Committee of the Board of Directors. A portion of Mr. Hoffman’s cash compensation was tied to the performance of the operating segments, which he oversaw and was responsible for.

Form 10-Q for the Quarter Ended April 2, 2022
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Known Trends Impacting Our Business, page 21
4.We note your disclosure that you expect certain aspects of the disruption in the global supply chain to continue into future periods and you will continue to monitor delays and other disruptions in the supply chain and will implement measures intended to mitigate the effects of such delays and disruptions as needed.  Please revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response:

In response to the Staff’s comment, in future periodic reports, the Company will add additional disclosures regarding the key efforts undertaken during the relevant period to mitigate the disruption in the global supply chain including 1) diversification of the Company’s factory supply base, 2) adjusting the timing of the Company’s inventory purchases and 3) diversification of the Company’s logistics options. All mitigating factors are intended to reduce lead times and improve the availability of inventory. None of the mitigating factors introduces new material risks to the Company from the risk factors disclosed in the Company’s most recent Annual Report on Form 10-K.

As requested in the Staff's letter, the Company hereby acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Form 10-K or Form 10-Q, please direct them to me by phone at (616) 866-5728 or by email at mike.stornant@wwwinc.com.

Sincerely,

/s/ Michael D. Stornant
Michael D. Stornant
Executive Vice President, Chief Financial Officer and Treasurer